                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
    1934

    For the fiscal year ending December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO RULE 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

         For the transition period from __________ to _________

                        Commission File Number 333-66626

       INTERDIGITAL COMMUNICATIONS CORPORATION SAVINGS AND PROTECTION PLAN
                              (Full Title of Plan)

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                781 Third Avenue, King of Prussia, PA 19406-1409
         ---------------------------------------------------------------
         (Name of Issuer of the Securities Held Pursuant to the Plan and Address of Principal Executive Offices and Zip Code)

        Registrant's telephone number, including area code (610) 878-7800
                                                           --------------

        PENNSYLVANIA                              23-1882087
-------------------------------               ------------------
(State or other jurisdiction of               (I.R.S. Employer
incorporation or organization)                Identification No.)

       INTERDIGITAL COMMUNICATIONS CORPORATION SAVINGS AND PROTECTION PLAN

                                Table of Contents

                                                                                                Page Number
                                                                                                -----------
Report of Independent Public Accountants - Arthur Andersen LLP                                       1

Report of Independent Accountants - PricewaterhouseCoopers LLP                                       2

Financial Information:

     Statements of Net Assets Available for Benefits as of  December 31, 2001 and                    3
         2000

     Statements of Changes in Net Assets Available for Benefits for the Years Ended                  4
         December 31, 2001 and 2000

     Notes to Financial Statements                                                                5 - 12

Additional Information:

     Schedule 1 - Schedule of Assets (Held at End of Year)                                          13

     Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature                                                                                           14

Index to Exhibits                                                                                   15

Consent of Independent Accountants                                                                  16

THE FOLLOWING REPORT OF ARTHUR ANDERSEN LLP IS A COPY OF A PREVIOUSLY ISSUED REPORT THAT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP FOR PURPOSES OF INCLUSION IN THIS ANNUAL REPORT ON FORM 11-K.

Report of independent public accountants

To the Plan Administrator of the
InterDigital Communications Corporation
Savings and Protection Plan

We were engaged to audit the accompanying financial statements and supplemental schedule of the InterDigital Communications Corporation Savings and Protection Plan (the Plan) as of December 31, 2000 and 1999, and for the year ended December 31, 2000 as listed in the accompanying index. These financial statements and the schedule referred to below are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 1, which was certified by The Principal Life Insurance Company, the custodian of the Plan for 2000 and 1999, except for comparing such information with the related information included in the 2000 and 1999 financial statements and supplemental schedule. We have been informed by the plan administrator that the custodian holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the custodian as of December 31, 2000 and 1999 and for the year ended December 31, 2000, that the information provided to the plan administrator by the custodian is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedule taken as a whole. The form and content of the information included in the financial statements and schedule, other than that derived from the information certified by the custodian, have been audited by us in accordance with auditing standards generally accepted in the United States and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974

                                                     /s/ Arthur Andersen LLP

Philadelphia, Pennsylvania
September 10, 2001

                        Report of Independent Accountants

To the Participants and Administrator of InterDigital Communications Corporation Savings and Protection Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of InterDigital Communications Corporation Savings and Protection Plan (the "Plan") at December 31, 2001 and for the year then ended, as listed in the accompanying index, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. This supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 6, which was certified by The Principal Life Insurance Company, the trustee of the Plan, except for comparing such information with the related information included in the financial statements. We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of December 31, 2001 and for the year then ended, that the information provided to the plan administrator by the trustee is complete and accurate.


PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 24, 2002

INTERDIGITAL COMMUNICATIONS CORPORATION SAVINGS AND PROTECTION PLAN

Statements of Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                                         As of December 31,
                                                                     2001               2000
                                                              ------------------  --------------------

ASSETS

Investments, at fair value
Investments in pooled separate accounts (PSA's) at fair value:

  Money market separate account                              * $    799,669      * $        527,924
  Bond & mortgage separate account                           *      571,835                 267,368
  Government securities separate account                            281,626                 169,644
  Bond emphasis balanced separate account                           363,675                 334,162
  Large cap stock index separate account                     *    2,620,540      *        2,897,731
  Large company blend separate account                       *      851,298      *          930,953
  Medium company value separate account                      *      557,176      *          453,227
  Real estate separate account                                      171,999                  69,732
  Stock emphasis balanced separate account                          267,851                 232,148
  Medium company blend separate account                      *      826,993      *          865,332
  Small company blend separate account                       *      904,703      *          840,054
  International stock separate account                              341,401      *          476,613
  Principal Financial Group income stock separate account           267,957                       -
  Guaranteed interest account                                       382,996                 304,390

Registered investment companies:
  Strong Opportunity Fund                                           196,450                       -
  Vanguard Growth & Income Fund                                      65,228                       -
  INVESCO Small Company Growth Fund                                  73,550                       -
  Janus Aspen Aggregate Growth Fund                                 122,150                       -
  T. Rowe Price Science & Technology Fund                           141,200                       -
  Strong Growth Fund                                                 76,723                       -
  Putnam International Growth Fund                                  121,966                       -
                                                              ------------------  --------------------
                                                                 10,006,986               8,369,278
InterDigital Stock Fund                                             155,477                       -
Participant Loans                                                    27,500                  72,608
                                                              ------------------  --------------------
         Total investments                                       10,189,963               8,441,886
                                                              ------------------  --------------------

Receivables
Employer's contributions                                                 54                       -
Participant's contributions                                             399                       -
                                                              ------------------  --------------------
         Total receivables                                              453                       -
                                                              ------------------  --------------------


NET ASSETS AVAILABLE FOR BENEFITS                              $ 10,190,416          $    8,441,886
                                                              ==================  ====================

          * Represents 5% or more of net assets available for benefits.
    The accompanying notes are an integral part of the financial statements.

INTERDIGITAL COMMUNICATIONS CORPORATION SAVINGS AND PROTECTION PLAN

Statement of Changes in Net Assets Available for Benefits
--------------------------------------------------------

                                                                Year Ended December 31,
                                                              2001                    2000
                                                       --------------------   ---------------------
Additions
Investment income (loss):
        Interest and dividend income, investments      $        22,790       $          20,384
        Net depreciation in fair value of investments         (579,105)               (126,136)
        Demutualization compensation                           209,198                       -
                                                       -----------------     --------------------
                                                              (347,117)               (105,752)
                                                       -----------------     --------------------
Contributions:
        Employer                                               294,931                 214,814
        Participant                                          1,994,038               1,331,807
                                                       -----------------     --------------------
                                                             2,288,969               1,546,621
                                                       -----------------     --------------------

Asset transfers in                                              63,211                 110,079
                                                       -----------------     --------------------
                  Total additions                            2,005,063               1,550,948
                                                       -----------------     --------------------

Deductions
Payment of benefits                                            236,298                 956,635
Other deductions                                                20,235                   2,760
                                                       -----------------     --------------------
                  Total deductions                             256,533                 959,395
                                                       -----------------     --------------------
Net increase                                                 1,748,530                 591,553

Net assets available for plan benefits:
        Beginning of year                                    8,441,886               7,850,333
                                                       -----------------     --------------------
        End of year                                     $   10,190,416       $       8,441,886
                                                       =================     ====================


    The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of InterDigital Communications Corporation Savings and Protection Plan (the "Plan") is provided for general information purposes. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a voluntary, defined contribution 401(k) plan for salaried and hourly employees of InterDigital Communications Corporation and its participating subsidiaries (the "Company") over the age of 18 who have completed one month of service. The Plan was established effective February 1, 1985 and restated effective January 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

All participant contributions are made on a before-tax basis. Each participant may contribute from 1% to 15% of his or her annual compensation. Participant contributions cannot exceed Internal Revenue Service ("IRS") limitations for each plan year. For the 2001 and 2000 plan years, the IRS limit was $10,500. If a participant's annual contributions exceed the dollar limitation set by the IRS, thereby requiring a distribution of such excess contributions, the participant will forfeit any employer matching contributions related to the distribution amount. Amounts forfeited will be used to reduce future employer contributions.

The Company may, at its sole discretion, contribute to the Plan through matching contributions and/or discretionary contributions. Beginning July 2001, the Company matches 50% of each participant's contribution, up to a maximum of 6% of a participant's pretax annual compensation. 50% of the Company match consists of cash and the other 50% is paid in the form of the Company's common stock. Discretionary contributions are lump-sum payments made to the Plan as determined from time to time by the Board of Directors of the Company. The Company did not make any discretionary contributions in 2001 or 2000.

The law limits the amount of annual compensation that may be used to determine contributions. The limit was $170,000 in 2001 and 2000. The law also limits the amount of all contributions that can be made for or by a participant to the Plan in a year. That limit for 2001 was the lesser of 25% of annual compensation or $35,000. In 2000 the limit was the lesser of 25% of annual compensation or $30,000.

Employee rollover contributions from other qualified retirement plans are permitted; such rollover contributions are subject to the conditions and procedures set forth in the Plan.

Participant Accounts

Each participant's account is credited with that participant's contributions and allocations of the Company's matching and discretionary contributions and Plan earnings and losses. Allocations of discretionary contributions are based on a participant's annual compensation relative to the total compensation of all other participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Terminating participants forfeit nonvested Company contributions. Forfeitures are used to pay Plan expenses or reduce employer contributions.

Vesting

Participants are immediately vested in their salary deferral and rollover contributions. Vesting in Company contributions is based on length of service. Participants vest 33% immediately upon commencement of employment. At their first and second anniversary of employment, individual participants are 67% and 100% vested, respectively.

Participant Loans

Any participant who is an active employee may apply for a secured loan provided the request does not exceed the lesser of 50% of the vested account balance or $50,000. The minimum loan amount is $1,000. Only one loan may be made every 365 days and all loans are subject to approval by the Plan administrator. Loan terms are limited to five years. Upon termination of employment the outstanding principal and accrued interest balance is immediately payable. Interest rates are determined by the Plan administrator in accordance with prevailing market rates on similar types of loans, ranging between 6.50% and 11.00% at December 31, 2001. Interest paid by the participant is credited to the participant's account. If a participant's balance remains unpaid for more than 90 days after it is due, the loan will be in default on the outstanding loan amount and the vested account will be reduced by the amount of the unpaid principal and interest. The unpaid amount is treated as a taxable withdrawal and is subject to federal income taxes.

When a participant receives a distribution from the Plan, any outstanding principal plus accrued interest will be deducted from the amount of the distribution.

Payment of Benefits

If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant's beneficiary is entitled to the vested amount of his account as valued on the applicable valuation date. In the event of a participant's death, distribution of the participant's account will be made as soon as administratively practicable upon the receipt of appropriate documentation from the participant's designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions of a participant's account are typically made, subject to certain limitations, in a single payment, installment or deferred payment for the vested value of his/her account.

Plan Termination

The Company may amend or suspend the Plan and may terminate the Plan at any time subject to the provisions of ERISA; although there is no present intent to do so. However, no such action may cause the Plan's assets to be used for purposes other than the exclusive benefit of the participants and their beneficiaries. If the Plan is terminated, all participants' accounts shall become fully vested and all accounts of participants shall be distributed as soon as administratively possible.

Investment Options

All investments are participant directed except for 50% of the match contribution which by the terms of the Plan, is invested in Company stock. During the Plan years ending December 31, 2001 and 2000, participants were able to allocate their contributions, in 1% increments, among the following investment options:

Guaranteed Interest Account
This account invests in private-market bonds, commercial mortgages and mortgage backed securities. Contributions placed in this account earn a guaranteed rate of interest for either two or five year periods.

Money Market Account
This account invests in high-quality commercial paper. The average maturity is less than one month.

Bond & Mortgage Account
This account issues five-to-ten year bonds and commercial mortgages to companies located in various geographic regions.

Government Securities Account
This account invests in various types of government securities including GNMA, FNMA, FHLMC, SLMA.

Bond Emphasis Balanced Account
This account invests in other accounts of the Principal Financial Group. The account usually invests from 50-100% of its assets in conservative and moderate investment accounts, and 0-50% in aggressive investment accounts.

Large Cap Index Account
This account primarily invests in common stocks of those companies listed in the S&P 500 Stock Index.

Large Company Blend Account
This account invests in stocks of larger companies whose earnings and dividends are expected to be above average.

Medium Company Value Account
This account invests in medium-sized companies whose stock prices are perceived to be low, relative to the companies' assets, profits, and other measures.

Real Estate Account
This account invests in developed, rental properties including warehouses, office buildings, and retail properties. The properties are diversified by geographic location and type.

Stock Emphasis Balanced Account
This account invests in other accounts of the Principal Financial Group. The account usually invests from 50-100% of its assets in dynamic and aggressive investment accounts, and 0-50% in conservative investment accounts.

Medium Company Blend Account
This account invests in medium-sized stocks that offer a combination of value and earnings potential.

Small Company Blend Account
This account invests in smaller, established companies with above average long-term growth potential.

International Stock Account
This account invests in common stocks of companies located outside the United States. Industries are selected by evaluating economic, social and political factors of each market. Most investments are in Western Europe and Asia.

Principal Financial Group Income Stock Account
This account invests in stock of the Principal Financial Group. The value of its investment changes based on changes in the market value of the stock and expenses.

Strong Opportunity Fund
This fund seeks capital appreciation. The fund normally invests at least 70% of assets in equities, including common stocks, convertible debentures, preferred stocks, convertible preferred stocks, and warrants. It may invest up to 30% of assets in nonconvertible corporate and government intermediate-to long-term debt securities that the fund's management believes have capital-appreciation potential.

Vanguard Growth & Equity Fund
This fund seeks a total return greater than that of the S&P 500 Index on an annual basis. At least 65% (and more typically 90%) of the fund's assets are invested in securities included in the S&P 500 Index.

Invesco Small Company Growth Fund
This fund seeks to invest in smaller, established companies with above average long-term growth potential.

Janus Aspen Aggregate Growth Fund
This fund seeks long-term capital growth. The fund typically invests at least 50% of assets in securities issued by medium-sized companies whose market capitalizations fall within the range of the companies in the S&P MidCap 500 Index.

T. Rowe Price Technology & Growth Fund
This fund seeks long-term growth of capital. The fund normally invests at least 65% of assets in companies, both foreign and domestic, that seek to develop or use scientific and technological advances.

Strong Growth Fund
This fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities and may invest in companies of any size.

Putnam International Growth Fund
This fund seeks capital appreciation. The fund invests mainly in common stocks of companies outside the United States. The fund normally invests at least 65% of assets in equity securities in companies located outside of the United States.

InterDigital Stock Fund
This fund invests in the common stock of the Company.

Participants may change their investment options at any time.

Plan Amendments

In June 2001, the Company's Compensation and Stock Option Committee authorized an amendment to the Plan to include increasing the Company's matching contribution from 25% to 50% of the first 6% of a participant's annual compensation that a participant contributes to the Plan (paying the 25% increased matching contribution in the Company's stock), adding the Company's stock to the selection of investment funds under the Plan, permitting an additional discretionary year-end Company contribution and, effective
January 1, 2002, extending the vesting period for Company contributions to 36 months from the commencement of employment. The prior vesting policy permitted immediate vesting of 33% upon commencement of employment and vesting of 67% and 100% on the first and second anniversaries of commencement of employment, respectively.

In August 2001, 400,000 shares of the Company's authorized but unissued common stock were reserved for issuance to the account of participants in the Plan as matching contributions. An agreement was entered into between the Company on behalf of the Plan and Web401(k).com and Fidelity Investments to serve as third party administrator and Custodian, respectively, of the InterDigital Stock Fund.

Reclassifications

Certain reclassifications have been made to prior year financial statements to conform to the current year presentations.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting

Accounting records are maintained by the custodian on the cash basis of accounting. The financial statements of the Plan reflect all material adjustments to place the financial statements on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Guaranteed Investment Contracts are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The InterDigital Stock Fund is valued at its year end unit closing price (comprised of common stock market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Forfeited Accounts

At December 31, 2001 forfeited nonvested accounts totaled $7,974. These forfeited accounts were fully utilized to reduce employer contributions with respect to 2001.

NOTE 3 - INVESTMENT CONTRACT WITH INSURANCE COMPANIES

The Guaranteed Interest Account (the "Account") provides a guaranteed interest rate for a two year and five year period. The rate credited to the Account is the rate in effect on the day when each deposit is directed to the Account. To simplify reporting to Plan participants, all rates credited during the twelve-month period are averaged into a single composite rate.

The guarantees made with regard to the Account are supported by the general account of the Principal Financial Group. The general account is invested mostly in private placement bonds, commercial mortgages, and residential mortgages. The Account promises contract value for a benefit event, however, there is a market adjustment when funds are withdrawn prior to their maturity. Thus, the Account is not considered benefit responsive.

NOTE 4 - INVESTMENTS

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                          December 31,
                                                                   2001                   2000
                                                             ------------------     ------------------
  Pooled Separate Accounts                                      $   (488,229)       $     (126,136)
  Registered Investment Companies                                   (115,673)                    -
  Company Stock                                                       24,797                     -
                                                             ------------------     ------------------

                                                                $   (579,105)        $    (126,136)
                                                             ==================     ==================


NOTE 5 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the components of and significant changes in net assets relative to the Plan's nonparticipant-directed investments are as follows:

                                                                            December 31,
                                                                   2001                   2000
                                                             ------------------     ------------------
  Net Assets:
     InterDigital Stock Fund                                       $ 155,477              $   -
                                                                   =========              ========

                                                                       Year Ended December 31,
                                                                     2001                   2000
                                                             ------------------     ------------------
  Changes in Net Assets:
     Contributions                                                 $ 132,048             $    -
     Dividend Income                                                      68                  -
     Net Appreciation in Fair Value of                                                        -
          Investments                                                 24,742
     Administrative Expenses                                          (1,381)                 -

NOTE 6 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of the Company's stock through the InterDigital Stock Fund and in Pooled Separate Account and Guaranteed Interest Account investments with the Principal Financial Group. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

NOTE 7- PLAN EXPENSES

All costs and expenses, exclusive of fees for participant loans, incurred in the administration of the Plan (i.e., trustee and recordkeeper fees) are currently paid by the Company.

NOTE 8 -TAX STATUS

The IRS has determined and informed the Company by letter dated March 8, 2002 that the Plan satisfies the qualification requirements under Internal Revenue Code ("IRC") Section 401(a) and that the trust maintained in connection with the Plan satisfies the requirements for exemption under Section 501(a) of the IRC. The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 9 -DEMUTUALIZATION PROCESS

On March 31, 2001, the board of directors of Principal Mutual Holding Company unanimously adopted a plan converting the mutual organization into a stock company, a form of conversion known as demutualization. The demutualization was governed by Iowa law, which required approval by policyholders entitled to vote on the plan of conversion by two-thirds of the votes cast, and also by the Insurance Commissioner of the State of Iowa.

The policyholders entitled to a vote on the plan of conversion approved the plan at a meeting on July 24, 2001, by approximately 92% of the votes cast. A public hearing was held on the plan of conversion on July 25, 2001, and the Insurance Commissioner of the State of Iowa approved the plan of conversion on August 28, 2001.

Under the terms of the plan of conversion, effective October 26, 2001, Principal Financial Group completed its initial public offering. All membership interests in Principal Mutual Holding Company were extinguished on that date and eligible policyholders received compensation in the form of shares credited to the Principal Financial Group Income Separate Account. In December 2001, distribution to the Plan of demutualization compensation occurred in the amount of $209,198.

                                                                      Schedule 1

INTERDIGITAL COMMUNICATIONS CORPORATION SAVINGS AND PROTECTION PLAN

Schedule of Assets (Held at End of Year)
As of December 31, 2001
--------------------------------------------------------------------------------

InterDigital Communications Corporation Savings and Protection Plan - InterDigital Communications Corporation EIN 23-1882087

Attachment to Form 5500, Schedule H, Part IV, Line i:


  Identity of Issue                                          Investment Type              Current Value
--------------------------------------------------------------------------------------------------------------------
   Guaranteed interest account                          Pooled Separate Accounts           $  382,996
   Money market separate account                        Pooled Separate Accounts              799,669
   Bond & mortgage separate account                     Pooled Separate Accounts              571,835
   Government securities separate account               Pooled Separate Accounts              281,626
   Bond emphasis balanced separate account              Pooled Separate Accounts              363,675
   Large cap stock index separate account               Pooled Separate Accounts            2,620,540
   Large company blend separate account                 Pooled Separate Accounts              851,298
   Medium company value separate account                Pooled Separate Accounts              557,176
   Real estate separate account                         Pooled Separate Accounts              171,999
   Stock emphasis balanced separate account             Pooled Separate Accounts              267,851
   Medium company blend separate account                Pooled Separate Accounts              826,993
   Small company blend separate account                 Pooled Separate Accounts              904,703
   International stock separate account                 Pooled Separate Accounts              341,401
   Principal Financial Group income stock separate
   account                                              Pooled Separate Accounts              267,957
   Strong Opportunity Fund                              Registered Investment Company         196,450
   Vanguard Growth & Income Fund                        Registered Investment Company          65,228
   INVESCO Small Company Growth Fund                    Registered Investment Company          73,550
   Janus Aspen Aggregate Growth Fund                    Registered Investment Company         122,150
   T. Rowe Price Science & Technology Fund              Registered Investment Company         141,200
   Strong Growth Fund                                   Registered Investment Company          76,723
   Putnam International Growth Fund                     Registered Investment Company         121,966
   InterDigital Stock Fund                              Company Stock Fund                    155,477
   Participant Loans                                    6.50%-11.00%                           27,500


                                    SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            INTERDIGITAL COMMUNICATIONS CORPORATION
                            SAVINGS AND PROTECTION PLAN


                            By: InterDigital Communications Corporation, in its
                                capacity as Plan Sponsor and Plan Administrator


Date: July 1, 2002              By:  /s/ R. J. Fagan
                                         ----------------------------------
                                         Richard J. Fagan
                                         Executive Vice President and Chief
                                         Financial Officer

                                Index to Exhibits
                                -----------------

Exhibit No.                        Description
-----------                        ------------

   23                              Consent of Independent Accountants